Exhibit 99.1

PONY AI Inc. Reaches Strategic Partnership with Xihu Group for Robotaxi Deployment in Shenzhen

SHENZHEN, China, June 2, 2025 — Pony AI Inc. (“Pony.ai” or the “Company”) (Nasdaq: PONY), a global leader in achieving large-scale commercialization of autonomous mobility, today announced a strategic partnership with Shenzhen Xihu Corporation Limited (“Xihu Group”), the city's largest taxi operator, to jointly deploy a fleet of more than 1,000 Pony.ai’s seventh-generation (“Gen 7”) Robotaxis in Shenzhen in the coming years. This partnership marks a significant milestone in integrating autonomous driving with local mobility networks by adopting an "asset-light + AI-empowered model", accelerating the large-scale deployment of safe, efficient, and intelligent mobility services to a broader passenger base in tier-one cities in China.

Xihu Group has extensive experience in fleet management with decades of experience in taxi fleet operation, local regulatory compliance and services and maintenance network, playing a crucial role in enabling Pony.ai to scale up Robotaxi services. By integrating Xihu Group's expertise with Pony.ai's proprietary hardware-and-software technology, AI-powered order dispatch capability and deep understanding of user needs, both parties will work together to deliver a seamless autonomous mobility experience.

Under the terms of the agreement, Pony.ai and Xihu Group will jointly deploy more than 1,000 Pony.ai’s Gen 7 Robotaxis in Shenzhen in the coming years. In addition, it is expected to be further empowered by an "asset-light + AI-empowered model", wherein Xihu Group will leverage its strength on fleet and asset operations, safety and service guarantees, and benefit economically from the fleet and asset operations. Meanwhile, Pony.ai will focus on AI technology innovations and scalable Robotaxi dispatch and service, creating a mutually beneficial outcome and accelerating the large-scale development.

As the first company authorized to operate paid fully-driverless robotaxis within Shenzhen's city centers, Pony.ai has proven technical capabilities in navigating complex urban environments including tunnels, dense traffic, and irregular intersections. Going forward, Pony.ai will continue collaborating with more transportation service providers, automakers and third-party partners to promote mass deployment of autonomous mobility.

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology. For more information, please visit: https://ir.pony.ai.

About Shenzhen Xihu Corporation Limited

Established in 1979, Shenzhen Xihu Corporation Limited is a large-scale comprehensive group with transportation as its main business, cultural tourism real estate and financial capital operation, integrating transportation, industry, trade, tourism, real estate, education and environmental protection industrial parks. Xihu Group is renowned in the Shenzhen industry for its high-quality service and standardized management, well-known as a pure electric taxi operator. Currently, it has nearly 5,000 electric taxis.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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